Exhibit 99.4

GIFT INSTRUMENT

CHARITABLE GIFT TO

PROFILE BANK CHARITABLE FOUNDATION

Profile Bancorp, Inc. (the “Company”), desires to make a gift of its common stock and cash to Profile Bank Charitable Foundation (the “Foundation”), a nonprofit corporation organized under the laws of the State of Delaware. The purpose of the donation is to establish a bond between the Company and the communities in which it and its affiliates operate and to enable the community to share in the potential growth and success of the Company and its affiliates over the long term. To that end, the Company now gives, transfers, and delivers to the Foundation ________ shares of its common stock and $________ in cash, which shares and cash represent an amount equal to 8.0% of the shares of the Company’s common stock sold in its in initial stock offering, subject to the following conditions:

1. The Foundation’s primary purpose is to serve and make grants in the Company’s local community in accordance with the provisions of the Foundation’s Certificate of Incorporation.

2. As long as the Foundation controls shares of Company common stock, it must vote those shares in the same ratio as all other shares voted on each proposal considered by the stockholders of the Company.

3. For at least five years after the organization of the Foundation: (a) one seat on the Foundation’s board of directors shall be reserved for an independent director from the Company’s local community who is not an officer, director or employee of Profile Bancorp MHC (the “MHC”), the Company or Profile Bank, FSB (the “Bank”) or an affiliate thereof and who has experience with local community charitable organizations and grant making; and (b) one seat on the Foundation’s board of directors shall be reserved for a director from the board of directors of the MHC, the Company or the Bank or the board of directors of an acquiror or resulting institution in the event of a merger or acquisition of the MHC, the Company or the Bank.

4. The Foundation shall comply with the following regulatory requirements imposed by the Office of Thrift Supervision (“OTS”):

(a)	the OTS may examine the Foundation at the Foundation’s expense;

(b)	the Foundation must comply with all supervisory directives that the OTS imposes;

(c)	the Foundation must annually provide to the OTS a copy of the annual report that is submitted to the Internal Revenue Service;

(d)	the Foundation must operate according to written policies adopted by its board of directors, including a conflict of interest policy; and

(e)	the Foundation may not engage in self-dealing, and must comply with all laws necessary to maintain its tax exempt status under the Internal Revenue Code.

PROFILE BANCORP, INC.

Dated: , 200	By:
Kenneth A. Wilman, Jr. President and Chief Executive Officer

Agreed and Accepted

PROFILE BANK CHARITABLE FOUNDATION

By:
Kenneth A. Wilman, Jr. President

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